ALLEGHANY CORPORATION

1411 Broadway

New York, New York 10018

January 2, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation
10-K for Fiscal Year Ended December 31, 2018
Filed February 20, 2019
File No. 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 18, 2019, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2018 Form 10-K. All references in the following information to page numbers in the 2018 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2018 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2018 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment and Response

Form 10K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comment on Non-GAAP Financial Measures, page 69

1.

The title of your non-GAAP financial measure “operating earnings before income taxes” is confusingly similar to that of a GAAP performance measure used by many companies. Please represent to us that in future filings and earnings releases you will change the title of this measure. See Item 10(e)(1)(ii)(E) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, in its future filings and earnings releases commencing with the 2019 Annual Report on Form 10-K and related earnings release, Alleghany represents that it will revise its use of the term “operating earnings before income taxes” to “adjusted earnings before income taxes.”

Alleghany Capital Segment Results, page 96

2.

In future filings, please reconcile from the GAAP earnings before income taxes to the non-GAAP operating earnings before income taxes consistent with the guidance in question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

RESPONSE:

In response to the Staff’s comment, in its future filings commencing with the 2019 Annual Report on Form 10-K, Alleghany represents to the staff that it will revise the order of reconciliation, whereby “earnings before income taxes” appears on top and “adjusted earnings before income taxes” appears at the bottom. To illustrate, attached hereto as APPENDIX A are revised reconciliations to those originally included on page 96 of the 2018 Form 10-K.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Principles

(b) Investments, page 129

3.

It appears from your disclosure in the first paragraph on page 130 that you utilize a retrospective approach in applying the effective interest method for changes in repayment estimates for your mortgage- and asset-backed security investments. Please tell us why you do not appear to account for at least some portion of changes in prepayment estimates using a prospective approach, given that it appears from the tabular disclosure on page 112 that approximately 24% of your investments in mortgage- and asset-backed securities are not of “high credit quality.” Reference for us the authoritative literature you rely upon to support your accounting.

RESPONSE:

Management monitors the impact of prepayment adjustments on its debt securities portfolio and utilizes a retrospective approach in applying the effective interest method for changes in repayment estimates for certain of its debt securities pursuant to ASC Topic 310-20. To the extent that application of the prospective method for securities that meet ASC Topic 325-40 criteria (that are not of high credit quality and can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of their recorded investment) is material to Alleghany, ASC Topic 325-40 would be applied.

With respect to materiality considerations, we re-estimate the effective yield for certain debt securities to reflect actual prepayments and updated future expected cash flow assumptions. In applying the retrospective interest method pursuant to ASC Topic 310-20, a security’s book value is restated at the most recently calculated effective yield, assuming that yield had been in effect since the security was purchased. This treatment results in an increase or decrease to net investment income (accretion of premium or amortization of discount) at the new measurement date. In 2018, as a result of our review, we recorded a $208 thousand increase in net investment income, representing less than 0.05 percent of both our interest income and net investment income for 2018. If the prospective method were to be applied to those securities that meet the ASC Topic 325-40 criteria, a portion of this increase would have been deferred and recorded as net investment income in future periods as a yield adjustment. Alleghany respectively submits that the costs and efforts that we would incur to change our accounting systems, policies, procedures and controls, exceed the benefit.

Note 9. Income Taxes, page 161

4.

Please tell us each of the individual components of the 18.1% and 32.0% benefits in your “other, net” reconciling item in your rate reconciliations for 2018 and 2017, respectively. In addition, tell us your consideration for disclosing those items that account for more than 1.05 percentage points of your effective tax rate in 2018 and 1.75 percentage points in 2017 as stipulated in Rule 4-08(h)(2) of Regulation S-X.

RESPONSE:

The individual components of the 18.1% and 32.0% benefits in our “other, net” reconciling item in our rate reconciliations for 2018 and 2017 are as follows:

	For the Year Ended December 31,
	2018		2017
	In ‘000s	ETR	In ‘000s	ETR
Low Income Housing Tax Credits	$(2,417)	-6.1%	$(1,837)	-5.0%
Tax rate revaluation	(5,116)	-12.9%	(1,788)	-4.9%
Noncontrolling interest	(2,572)	-6.5%	(3,441)	-9.4%
Non-deductible expenses	2,175	5.5%	1,666	4.5%
Compensation-related adjustments	88	0.2%	(549)	-1.5%
Adoption of bond premium amortization rules	-	0.0%	(5,432)	-14.8%
Research & development tax credits	-	0.0%	(396)	-1.1%
Tax benefit from contribution of land	-	0.0%	(315)	-0.9%
Tax payable validation	590	1.5%	420	1.1%
Other items	47	0.2%	(28)	0.0%

	$(7,205)	-18.1%	$(11,700)	-32.0%

Our consideration for not disclosing these items relate to the fact that our pre-tax earnings of approximately $40 million in 2018 and $37 million in 2017 were significantly lower than in prior years. The unusually low pre-tax earnings in 2018 and 2017 had the impact of creating significant negative effective tax rates in each such year, as well as amplifying tax adjustments on an effective tax rate basis that we believe are not material or useful to an investor. For reference, our prior year pre-tax earnings were approximately $648 million in 2016, $757 million in 2015, $932 million in 2014, $855 million in 2013 and $719 million in 2012. In addition, our pre-tax earnings were approximately $1,062 million for the first nine months of 2019. In considering our disclosure pursuant to Rule 4-08(h)(2) of Regulation S-X, we deemed that the related dollar values of the permanent tax differences included in “other, net” were not material or useful to an investor.

5.

You disclose in the last paragraph on page 161 that your effective tax rate in 2017 includes tax benefits from taxable losses arising from Hurricanes Irma, Harvey and Maria. Please tell us how the tax benefits from these catastrophes impact your effective tax rate in 2017 and reference for us the authoritative literature you rely upon to support your position. In this regard, it appears that these events contributed to pre-tax income in 2017 being less than that in 2016, but it also appears that any differences between tax deductions taken on your return in 2017 and your GAAP loss reserves associated with these catastrophes would be temporary differences that do not impact your overall effective tax rate.

RESPONSE:

The dollar amount of Alleghany’s recurring permanent tax adjustments, such as tax-exempt interest, income subject to the dividends-received deduction and foreign and state income tax and credits, are largely consistent from year to year in the aggregate. The losses incurred from Hurricanes Irma, Harvey and Maria in 2017, which totaled approximately $687 million, significantly reduced our consolidated pre-tax earnings. The resulting low-level pre-tax earnings in 2017 had the impact of: (i) greatly amplifying all permanent tax adjustments when expressed on an effective tax rate basis, including those of a relatively small dollar value; and (ii) our effective tax rate in 2017 was (173.9%) compared with 28.9% in 2016.

Financial Statement Schedules

Schedule III – Supplemental Insurance Information, page 187

6.	Please represent to us that in future Forms 10-K you will present the required information separately for each of your segments as stipulated in Rules 7-05(c) and 12-16 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, in its future filings commencing with the 2019 Annual Report on Form 10-K, Alleghany represents that it will revise its Financial Statement Schedules Schedule III – Supplemental Insurance Information for each segment, as stipulated in Rules 7-05(c) and 12-16 of Regulation S-X. To illustrate, attached hereto as APPENDIX B is a revised Schedule III to that originally included on page 187 of the 2018 Form 10-K.

*            *             *

Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ Kerry J. Jacobs
Kerry J. Jacobs
Senior Vice President and chief financial officer

APPENDIX A: Revised Alleghany Capital segment for 2018, 2017 and 2016

Year Ended December 31, 2018	Industrial	Non- industrial	Corp. & other	Total
	($ in millions)

Noninsurance revenue(1)	$917.1	$657.5	$-	$1,574.6
Net investment income	4.7	0.1	(1.7)	3.1
Net realized capital gains	1.2	(0.3)	-	0.9

Total revenues	$923.0	$657.3	$(1.7)	$1,578.6

Other operating expenses(1)	880.8	595.0	9.8	1,485.6
Amortization of intangible assets	9.8	14.6	-	24.4
Interest expense	7.4	2.9	0.2	10.5

Earnings (losses) before income taxes	$25.0	$44.8	$(11.7)	$58.1

Earnings (losses) before income taxes	$25.0	$44.8	$(11.7)	$58.1
Less: net realized capital gains	(1.2)	0.3	-	(0.9)
Add: amortization of intangible assets	9.8	14.6	-	24.4

Adjusted earnings (losses) before income taxes(2)	$33.6	$59.7	$(11.7)	$81.6

Year Ended December 31, 2017	Industrial	Non- industrial	Corp. & other	Total
	($ in millions)

Noninsurance revenue(1)	$393.7	$502.4	$0.8	$896.9
Net investment income	1.5	0.2	1.0	2.7
Net realized capital gains	1.5	0.6	20.9	23.0

Total revenues	$396.7	$503.2	$22.7	$922.6

Other operating expenses(1)	374.8	455.0	15.1	844.9
Amortization of intangible assets	4.8	16.1	-	20.9
Interest expense	2.5	1.5	-	4.0

Earnings (losses) before income taxes	$14.6	$30.6	$7.6	$52.8

Earnings (losses) before income taxes	$14.6	$30.6	$7.6	$52.8
Less: net realized capital gains	(1.5)	(0.6)	(20.9)	(23.0)
Add: amortization of intangible assets	4.8	16.1	-	20.9

Adjusted earnings (losses) before income taxes(2)	$17.9	$46.1	$(13.3)	$50.7

Year Ended December 31, 2016	Industrial	Non- industrial	Corp. & other	Total
	($ in millions)

Noninsurance revenue(1)	$177.9	$500.4	$(0.5)	$677.8
Net investment income	(0.1)	0.4	(2.6)	(2.3)
Net realized capital gains	-	(0.4)	13.2	12.8

Total revenues	$177.8	$500.4	$10.1	$688.3

Other operating expenses(1)	165.5	468.4	9.2	643.1
Amortization of intangible assets	0.3	21.8	-	22.1
Interest expense	1.4	0.4	0.1	1.9

Earnings (losses) before income taxes	$10.6	$9.8	$0.8	$21.2

Earnings (losses) before income taxes	$10.6	$9.8	$0.8	$21.2
Less: net realized capital gains	-	0.4	(13.2)	(12.8)
Add: amortization of intangible assets	0.3	21.8	-	22.1

Adjusted earnings (losses) before income taxes(2)	$10.9	$32.0	$(12.4)	$30.5

(1)

For industrial and non-industrial operations: (i) noninsurance revenue consists of the sale of manufactured goods and services; and (ii) other operating expenses consist of the cost of goods and services sold and selling, general and administrative expenses. Other operating expenses also include finders’ fees, legal and accounting costs and other transaction-related expenses of $7.7 million, $7.2 million and $7.4 million for 2018, 2017 and 2016, respectively.

(2)

Adjusted earnings before income taxes is a non-GAAP financial measure and does not replace earnings before income taxes determined in accordance with GAAP as a measure of profitability. See “Comment on Non-GAAP Financial Measures” herein for additional detail on the presentation of our results of operations. Adjusted earnings before income taxes represents noninsurance revenue and net investment income less other operating expenses and interest expense, and does not include: (i) amortization of intangible assets; (ii) change in the fair value of equity securities; (iii) net realized capital gains; (iv) OTTI impairment losses; and (v) income taxes

APPENDIX B: Revised Schedule III – Supplemental Insurance Information

ALLEGHANY CORPORATION AND SUBSIDIARIES

		At December 31,				For the Year Ended December 31,
Year	Segment	Deferred Policy Acquisition Cost	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Other Policy Claims and Benefits Payable	Premium Revenue	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
($ in millions)

2018	Reinsurance	$361.2	$9,442.2	$1,523.9	$-	$3,939.0	$327.0	$2,869.3	$1,075.9	$206.4	$3,969.1

2017	Reinsurance	$355.9	$9,128.0	$1,503.6	$-	$3,808.7	$312.0	$2,785.4	$1,074.3	$212.4	$3,810.1

2016	Reinsurance	$350.6	$8,277.1	$1,505.5	$-	$3,845.0	$305.0	$2,285.4	$1,069.3	$229.7	$3,969.4

2018	Insurance	$103.3	$2,874.9	$754.2	$-	$1,037.2	$153.9	$651.1	$195.5	$139.4	$1,079.3

2017	Insurance	$97.4	$2,811.1	$689.0	$-	$1,146.3	$122.6	$834.8	$187.4	$177.1	$1,155.8

2016	Insurance	$98.0	$2,878.6	$701.4	$-	$1,130.8	$128.1	$631.8	$183.9	$174.4	$1,122.4